Exhibit 99.13

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

Grandview Gold’s Geological Team Prepares for Red Lake Program;
Exploration Focuses on Highly-Prospective Dixie Lake and Loisan Properties

June 1, 2009, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report that its 2009 Summer-Fall Canadian Exploration Program will focus primarily on two of the Company’s highly prospective Red Lake gold camp properties (the “Properties”), namely the Dixie Lake Project (“Dixie Lake”) and the Loisan Project (“Loisan”), and that the geological team led by Toby Hughes, P.Geo, Vice President Exploration, is prepared to mobilize to Dixie Lake as soon as ground conditions permit.

Exploration Summary – Dixie Lake

The 1,664 hectare Dixie Lake project is located in northwestern Ontario, just 22 km South of Goldcorp’s Red Lake Mine, one of the richest, lowest cost production gold mines in the world – producing approximately 600,000 ounces annually with over 12 million ounces to date. The Company began work on the Dixie Lake Project in 2005, with significant results including the extension of two existing gold zones, 88-4 & 88-4 West, and discovery of a new gold zone, the NS Zone, that returned visible-gold rich high-grade assays ranging from 163.75 g/T Au over 0.47m, 22.90 g/T Au over 2.86m and 18.26 g/T Au over 2.2m.

“The story at Dixie consists of two parts, the 88-4 Zone, a sediment hosted quartz vein zone that has been the focus of previous drill programs and the new NS Zone which represents a volcanic hosted high grade vein/shear hosted gold environment more typically found elsewhere in the Red Lake district that is being mined successfully at projects like the Red Lake Mine,” says Grandview President and CEO Paul Sarjeant.

At Dixie Lake this season, planned exploration focuses on expanding the historic (non 43-101 compliant), 417,000 ton (0.126 opt) resource established by Teck Exploration Ltd (1989-90). Computer modeling and reinterpretation of historic and current data suggests that additional targets exist within, below and adjacent to 88-4, with the possibility of additional resources between it and the 88-4 West extension. 88-4 West has returned similar intercepts to that within the 88-4 zone. The Company anticipates that assays from target and infill drilling will help develop a new resource estimate for Dixie Lake.

Additional targets include follow-up drilling on the high grade NS-Zone gold intersections obtained from the previous two years of drilling. Work done this field season has the potential to develop another new gold zone, distinct from 88-4.

Geochemical results from MMI (geochemical) sampling east of these zones, over and around the contact of a large diorite body, suggest a significant gold/copper target flanking this intrusion. Several drill holes are planned for this, previously untested target.

Exploration Summary – Loisan

The 60 hectare Loisan project is located in Balmertown, Ontario contiguous to the south with Goldcorp’s/Premier Gold’s Rahill-Bonanza JV property currently being drilled with extraordinary results and within 3 km of the Red Lake Gold Mines complex (combined production +23 million oz Au). Geophysics and air photo lineaments suggest a strong structural intersection underlies the property.

Loisan is considered a highly prospective project, most particularly as indicated by surface geology and its strategic location in the Red Lake gold-bearing sequence. Loisan has received no modern exploration, though historic trenching is visible. Near term plans include first phase mapping and sampling of the property, and re-sampling of trenches. A drill program may follow in the fall of this year.

Exploration Summary – Sanshaw-Bonanza

A third project area, Sanshaw-Bonanza, is located approximately 5 km southwest of Goldcorp’s Red Lake Mine, and is contiguous with the western boundary of the Goldcorp/Premier Rahill-Bonanza property, and 4 km southeast of the Bruce Channel discovery (Goldcorp’s recent $1.5 billion takeover from Gold Eagle). The Bonanza exploration program is planned for early winter 2010 with a focus on diamond drilling targets that may be the southwest extension of the Goldcorp/Premier CP-Zones (Follansbee Zones). Goldcorp and Premier have aggressive summer drill programs planned for Rahill-Bonanza over several target zones and the Company will be watching the Goldcorp/Premier results closely. See the map in Premier Gold Mines’ news release of May 26, 2009, and also the Red Lake regional map on our website, for details regarding the Bonanza and Whitehorse Island target areas.

About the Properties

Grandview has an option agreement with Fronteer Development Group and has earned a 64% interest in the 1,664 hectare Dixie Lake property. Grandview has not completed the work required to verify the historical estimate established by Teck and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon. Grandview holds 100% interest in the 60 hectare Loisan property. Last year, Grandview completed exploration on the Bonanza project and has earned a 60% interest in the project.

About the Red Lake Gold District

The Red Lake Gold Mining District in northwestern Ontario is to Canada what the Witwatersrand District is to South Africa - the most prolific gold producing region in the entire country. Since the mid-1960's The Red Lake District has yielded over 30-million ounces of and is home to Goldcorp's Red Lake and Campbell Mines.

Despite Red Lake's long history, the most prolific discovery was made just a dozen years ago. Dickenson Mines Ltd. had been successfully operating the Arthur White Mine in the region since 1948 and was acquired by Goldcorp in 1989. After applying advanced science and contemporary perspective to the former Arthur White Mine site and surrounding area, and implementing an impressive exploration program, Goldcorp made one of the highest grade gold discoveries in the world, averaging 9.08 ounces of gold over 7.5 feet on nine drill holes.

The (now) high profile Red Lake district has attracted nearly 60 juniors over the past five years and district real estate has elevated to blue chip status. Grandview has considerable interests in the Red Lake District and on the Red Lake Gold Trend. These three projects, namely Sanshaw-Bonanza, Dixie Lake and Loisan, plus interests in Manitoba's emerging Rice Lake District fit perfectly into the Company's Canadian exploration strategy of applying advanced geology, geophysics and geochemistry to the Red Lake & Rice Lake greenstone belts.

About Grandview

Grandview Gold Inc is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America, and, in developing low-cost production, cash-flowing gold projects in politically stable environments abroad. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

For further information, contact Paul Sarjeant at 416.486.3444 #113 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company's operations or the environment in which it operates, which are based on Grandview Gold Inc's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.